Filed Pursuant to Rule 424(b)(3)
File No. 333-151827

PROSPECTUS SUPPLEMENT (DISCLOSURE REPORT NO. 1)
TO PROSPECTUS DATED April 25, 2011

LendingClub Corporation
Member Payment Dependent Notes

This prospectus supplement supplements and amends the prospectus dated April 25, 2011 (the Prospectus) and filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission (the SEC), by limiting the availability of the 60 month term to loans of $12,000 (inclusive) or more. Loans less than $12,000, other than those provided by certain partners that allow for a selection of amount and term, will be available only with a 36 month term, as set forth below.

The Prospectus and this prospectus supplement relate to up to $600,000,000 in principal amount of Member Payment Dependent Notes (the Notes) to be issued by LendingClub Corporation (LendingClub). We will issue the Notes in series and each series will correspond to a single consumer loan originated through our platform to one of our borrower members. In the Prospectus (as supplemented by prior supplements) and this prospectus supplement, we refer to these consumer loans generally as “member loans.” The terms of the Notes are as set forth in the Prospectus (as supplemented by prior supplements).

You should read this prospectus supplement together with the Prospectus and any prior prospectus supplements. This prospectus supplement is qualified by reference to the Prospectus and any prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus or any prior prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus (as supplemented by prior supplements), including all amendments and supplements thereto.

This offering is highly speculative and the Notes involve a high degree of risk. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 14 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 20, 2010.

Effective May 23, 2011:

•	LendingClub has revised its credit policy to provide that borrower loan requests for $1,000 to $11,975 (the “Range”) that are made directly through the LendingClub website will only be available with a 36-month term. Partners that provide their users with the ability to select a term and amount will continue to be able to request a 60-month loan term for amounts within the Range.

•	The example on page 38 is hereby amended and restated to read as follows:

Example

Assume a borrower member requests a $5,000 loan, and the borrower member has a FICO score of 700, 10 open accounts, three credit inquiries in the last six months, 50% utilization of credit limit and more than 60 months of credit history. We would first assign this borrower a B2 sub-grade because the borrower’s FICO is 700. Next, we would make no sub-grade modification for open accounts, because 10 open accounts is greater than 5 and less than 22 and also because he has had no more than three credit inquiries in the last six months and his credit score is below 740. We would make no sub-grade modification for 50% utilization of credit limit, since it is greater than 5% but less than 85%, and we would make no sub-grade modification for length of credit history, because the borrower member has more than 60 months of credit history. Because the requested loan amount, $5,000, is between 25-49% of the guidance limit of $12,500 for B loan grades, we would make one sub-grade modification to B3.